UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Timber Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

887080109

(CUSIP Number)

Michael Derby TardiMed Sciences LLC 303 South Broadway, Suite 125 Tarrytown, NY 10591 Telephone: (201) 645-4765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 887080109

1	NAME OF REPORTING PERSON TardiMed Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,134,067*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,134,067*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*†
14	TYPE OF REPORTING PERSON OO

* See Item 5 for additional information.

† Percentage calculated based upon 36,659,685 shares of common stock, par value $0.001 per share (the “Common Stock”), of Timber Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), outstanding as of August 6, 2021, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed August 10, 2021.

CUSIP No. 887080109

1	NAME OF REPORTING PERSON Michael Derby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,134,067*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,134,067*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,134,067*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%*†
14	TYPE OF REPORTING PERSON OO

* See Item 5 for additional information.

† Percentage calculated based upon 36,659,685 shares of the Common Stock outstanding as of August 6, 2021, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed August 10, 2021.

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on behalf of (i) Timber Pharmaceuticals LLC, a Delaware limited liability company (“Timber”) and (ii) TardiMed Sciences LLC, a Connecticut limited liability company (“TardiMed”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2020 (as previously amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 4 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.     Identity and Background

(a)         This Schedule 13D is being filed on behalf of TardiMed and Michael Derby (“Mr. Derby”, and together with TardiMed, the “Reporting Persons”).

(b) – (c), (f)         The Reporting Persons each have their principal offices at 303 South Broadway, Suite 125

Tarrytown, NY 10591. The principal business of TardiMed is to operate a life sciences investment and company creation firm. The principal business of Mr. Derby is to act as the Managing Partner of TardiMed. TardiMed is a Connecticut limited liability company and Mr. Derby is a United States Citizen.

(d) – (e)         During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.     Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) – (b)         As of August 26, 2021, Mr. Derby may be deemed to beneficially own 4,134,067 shares of Common Stock held by TardiMed. Mr. Derby has sole voting and dispositive control over the shares of the Issuer’s Common Stock held by TardiMed. As a result, Mr. Derby has the power to direct the vote and disposition of the Common Stock held by TardiMed, and therefore may be deemed to beneficially own the Common Stock held by TardiMed. By virtue of such ownership, TardiMed may be deemed to have voting and investment power with respect to the 4,134,067 shares of Common Stock of the Issuer and as a result may be deemed to have beneficial ownership over such securities. As of August 26, 2021, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TardiMed may be deemed to beneficially own 11.3% of the Common Stock deemed issued and outstanding.

(c)       The following table details the transactions by the Reporting Persons during the period from the date of filing of Amendment No. 3 to the Schedule 13D, including the sixty (60) days on or prior to August 24, 2021 (the “Event Date”), and from the Event Date to the filing date:

Date	Price per Share (1)	Type of Transaction	Number of Shares
June 14, 2021	$1.2669	Open market sale	146,465
June 15, 2021	$1.2627	Open market sale	28,450
August 18, 2021	$1.001	Open market sale	75,000
August 19, 2021	$0.9540	Open market sale	50,000
August 20, 2021	$0.9079	Open market sale	50,000
August 24, 2021	$0.9253	Open market sale	100,000
August 25, 2021	$0.9126	Open market sale	100,000
August 26, 2021	$0.9184	Open market sale	100,000

Explanation of responses:

(1) The purchase prices reported are weighted average prices. These shares were sold in multiple transactions at prices ranging from the following (all ranges inclusive): June 14, $1.26 to $1.31; June 15, $1.26 to $1.28; August 18, $1.00 to $1.01; August 19, $0.95 to $0.96; August 20, $0.905 to $0.9101; August 24, $0.92 to $0.9429; August 25, $0.9101 to $0.9257; and August 26, $0.9101 to $0.9375. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this footnote.

Except as reported above, the Reporting Persons have not effected any transactions during the past sixty (60) days on or prior to August 24, 2021 (the “Event Date”) and from the Event Date to the filing date, in any securities of the Issuer.

(d)           Not applicable.

(e)           Not applicable.

Item 7.    Material to be Filed as Exhibits.

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated August 26, 2021, signed by each of the Reporting Persons in order to confirm that this Schedule 13D/A (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 26, 2021

TARDIMED SCIENCES LLC

By:	/s/ Michael Derby
Name: Michael Derby
Title: Managing Partner

/s/ Michael Derby
Name: Michael Derby, individually